United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale makes payment to holders of mandatorily convertible notes
Rio de Janeiro, August 11, 2011 — Vale S.A. (Vale) will pay additional interest to the holders of the mandatorily convertible notes due June 15, 2012 (the series VALE-2012 and VALE.P- 2012) issued by its wholly-owned subsidiary, Vale Capital II.
The additional interest paid per series VALE-2012 notes and per series VALE.P-2012 notes will be equal to an amount in U.S. dollars equivalent to R$ 2.938912 and R$ 3.399173, respectively, converted at the Brazilian real/US dollar exchange rate prevailing on August 26, 2011. The notes will begin trading “ex-dividend” on the New York Stock Exchange on August 12, 2011. Investors holding notes through an account with The Depository Trust Company (DTC) will be paid in accordance with the procedures of DTC and the investor’s custodian.
Under the indentures governing the notes, additional interest due to each noteholder is an amount in U.S. dollars equal to any cash distribution net of any applicable withholding tax and fees paid by the Depositary of our ADSs — each representing one common/preferred Vale share, VALE/VALE.P — to the holder of one ADS, multiplied by the number of ADSs that would be received by the noteholder upon conversion of the notes at the conversion rate specified in the applicable indenture. Therefore, the approval by our Board of Directors of a dividend distribution to shareholders, as announced today, triggered the payment of additional interest to noteholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: August 11, 2011	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations